UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

F3, 8 Yincheng Mid. Road, Pudong New District,

Shanghai, People’s Republic of China, 200120

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Holdings Limited Announces Changes to Board of Directors

On August 19, 2024 Beijing Time, the registrant announced that Mr. Vincent Chun Hung Chan has resigned from his position as an independent director member of the board of directors (the “Board”) for personal reasons, effective immediately. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated August 19, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Wang Dian
Name:	Wang Dian
Title:	Chief Executive Officer

Date: August 19, 2024 Beijing Time